

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2017

<u>Via E-mail</u>
Mr. Michael Taff
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

> **Re: Chicago Bridge & Iron Company N.V.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-12815**

Dear Mr. Taff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>15. Income Taxes, page 83</u>

1. Your disclosures indicate that you have recorded cumulative losses for the three years ended December 31, 2016 and September 30, 2017, domestically, excluding the non-deductible goodwill charges. We further note that you have recognized $548.6 million in U.S.-Federal NOLs deferred tax assets without a valuation allowance as of December 31, 2016. Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a valuation allowance for U.S.-Federal NOLs deferred tax assets is not needed as of December 31, 2016, or September 30, 2017. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies.

Please refer to ASC 740-10-30- 16 - 740-10-30-25, ASC 740-10-55-39 - 740-10-55-48, and ASC 740-10-55-120 - 740-10-55-123 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844, or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction